# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MESA AIR GROUP INC, CIK 0000810332
CUSIP: 590479135
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 410 North 44th Street, Suite 700, Phoenix, Arizona (AZ), 85008
Date of event which requires filing of this statement: 04/04/2025
Amends the filing with accession number 0001140361-23-002444
Filed by CIK 0000100517
Persons authorized to receive notices and communications: Robert S. Rivkin, 233 South Wacker Drive, Chicago, Illinois (IL), 60606, (872) 825-4000

## Reporting persons
- United Airlines Holdings, Inc. (CIK 0000100517): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,042,061; sole dispositive power 0; shared dispositive power 4,042,061; aggregate amount beneficially owned 4,042,061 (9.8% of the class)
  Comment: The percentage of Shares (as defined herein) reported beneficially owned by the Reporting Person is based on 41,334,433 Shares outstanding as of April 4, 2024, as reported in the Merger Agreement (defined herein).
- UNITED AIRLINES, INC. (CIK 0000319687): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,042,061; sole dispositive power 0; shared dispositive power 4,042,061; aggregate amount beneficially owned 4,042,061 (9.8% of the class)
  Comment: The percentage of Shares reported beneficially owned by the Reporting Person is based on 41,334,433 Shares outstanding as of April 4, 2024, as reported in the Merger Agreement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: MESA AIR GROUP INC
Address of issuer's principal executive offices: 410 North 44th Street, Suite 700, Phoenix, Arizona (AZ), 85008
Comment: This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is being filed by the undersigned, pursuant to Section 240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC" or the "Commission") by the undersigned on January 23, 2023 (the "Initial Schedule 13D"), as amended and supplemented by Amendment No. 1 filed with the Commission on March 8, 2023 and Amendment No. 2 filed with the Commission on May 4, 2023 (collectively, the "Schedule 13D"), with respect to the common stock, no par value (the "Shares"), of Mesa Air Group, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and supplemented as follows:

Schedule A to the Initial Schedule 13D is hereby amended and reattached to this Amendment No. 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 4, 2025, the Issuer entered into an Agreement, Plan of Conversion and Plan of Merger (the "Merger Agreement") with Republic Airways Holdings Inc., a Delaware corporation ("Republic Airways"). Subject to the terms and conditions of the Merger Agreement, Republic Airways will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation following the Merger. At the effective time of the Merger (the "Effective Time"), each share of common stock, par value $0.001 per share, of Republic Airways issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares (as defined in the Merger Agreement) and dissenting shares held by stockholders who have not voted in favor of the Merger or consented to it in writing and properly demanded appraisal rights) shall be converted into the right to receive 584.90 Shares (the "Merger Consideration").

The obligation of each of the Issuer and Republic Airways to consummate the Merger is subject to a number of conditions, including, among other things, the satisfaction of certain specified conditions of the Three Party Agreement (as defined below) and United not having materially breached the terms of the CPA Side Letter (as defined in the Merger Agreement) or provided the Issuer or Republic Airways with written notice of its intention not to perform or comply with any of the terms or conditions under the Go-Forward CPA (as defined in the Merger Agreement).

Concurrently with the execution and delivery of the Merger Agreement, the Issuer, Republic Airways, and United, among other parties, entered into that certain Three Party Agreement (the "Three Party Agreement"), pursuant to which, among other things: (i) the Issuer will take certain actions at or prior to the closing of the Merger to dispose of certain assets, extinguish certain liabilities, and effectuate certain related transactions; (ii) United will take certain actions at or prior to the closing of the Merger to facilitate the Issuer's actions in the foregoing clause (i); (iii) the Issuer and United agreed to the termination, effective as of the closing of the Merger, of the CPA (defined in the Initial Schedule 13D); and (iv) the Issuer at the closing of the Merger will conduct a primary issuance of its Shares in an amount equal to 6% of the issued and outstanding Shares after giving effect to the issuance of Shares in the Merger (the "Primary Issuance"), which Primary Issuance will (a) first become available to United to the extent of certain financial contributions made by United to the Issuer at or prior to the Effective Time, (b) second, to the extent of any remainder, become available to the surviving corporation to satisfy certain liabilities, and (c) third, to the extent of any remainder, become available on a pro rata basis to the persons who, immediately prior to the Effective Time, held the Issuer's Shares.

The foregoing description of the Three Party Agreement does not purport to be complete and is qualified in its entirety by the full text of the Three Party Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The disclosure in Item 4 of this Amendment No. 3 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Description

Exhibit 99.4 Three Party Agreement, dated April 4, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's current report on Form 8-K, filed with the SEC on April 8, 2025).

Exhibit 99.5 Schedule of Directors and Executive Officers of the Reporting Persons for Item 2(c).

## Signatures
- United Airlines Holdings, Inc.: /s/ Robert S. Rivkin, Robert S. Rivkin, Senior Vice President and Chief Legal Officer (04/08/2025)
- UNITED AIRLINES, INC.: /s/ Michael D. Leskinen, Michael D. Leskinen, Executive Vice President and Chief Financial Officer (04/08/2025)